INDUCED POLARIZATION SURVEY

                                ZACUALPAN PROJECT

                              MEXICO STATE, MEXICO







                       INTERNATIONAL CAPRI RESOURCES LTD.

                             Delta, British Columbia











                              /s/ Joseph R. Anzman
                              --------------------

                                Joseph R. Anzman

                            Exploration Geophysicist

                                   March, 1999

                                    CONTENTS



INTRODUCTION................................................................. 1


INTERPRETATION............................................................... 2

         AREA 1.............................................................. 3

         AREA 2.............................................................. 3


CONCLUSIONS/RECOMMENDATIONS.................................................. 4





                                  ILLUSTRATIONS


INTERPRETATION MAP...................................................Map Pocket

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                           INDUCED POLARIZATION SURVEY
                                ZACUALPAN PROJECT
                              MEXICO STATE, MEXICO
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                                  INTRODUCTION


This report presents the interpretation of the induced polarization survey carried out at the Zacualpan Project, Mexico State, Mexico for International Capri Resources Ltd. The interpretation and report were prepared at the request of Stewart A. Jackson, Vice-President, Exploration.

The project area is located just outside the town of Zacualpan, Mexico State, within a known mining district where silver mineralization--directly associated with pyrite--had been mined from veins. The purpose of the induced polarization work was to locate anomalous conditions that could indicate the pyrite and thereby represent favorable targets for the presence of silver mineralization.


                                       1
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                                 INTERPRETATION

The interpretation presented herein is based upon the induced polarization data that was obtained by the contractor hired by the company and provided to the author.

The survey was carried out using Scintrex induced polarization equipment. Measurements were made in the time domain with the polarization values recorded as chargeability. A dipole-dipole electrode array was used with a dipole spacing of 50 meters. The spacing of the survey lines was normally 100 meters and the bearing was 060(degree). On most survey lines, data were obtained at transmitter-receiver separations of n=1, 2, 3 and 5 with no data taken at n=4.

Since silver mineralization was known to accompany pyrite in the vein systems, the important exploration consideration for the induced polarization survey was to locate anomalous chargeability conditions that could indicate the pyrite. The chargeability data were scrutinized closely and an aggressive approach was taken to determine valid anomalous responses. Only those anomalies that showed continuity of location and pattern on adjacent survey lines were considered. Scattered one-station and one-line "anomalies" were discarded. This approach diminishes the effects of variations that occur in the chargeability data. Further, the sought-after vein structures would be expected to produce an anomalous and mappable chargeability pattern on more than just a single survey line.

The interpretation is shown on the INTERPRETATION MAP. Chargeability anomalies are shown as "discrete anomalous zone," in red, or "anomalous area," in blue.

The discrete anomalous zones are located within a single dipole length, 50 meters. These responses and their respective source bodies are described with respect to their estimated depths and shapes. The designation, "N", signifies an anomaly present on the first transmitter-receiver separation, n=1, and indicates an estimated depth in the order of 20-25 meters or less. This estimate as well as others are deliberately "conservative; " that is, the estimates shown are deeper than the actual source body. This approach was taken to try to insure that any angle drill holes will not pass over the top of the causative geologic body(ies). In any case, using a 50-meter dipole spacing with readings to the fifth receiver-transmitter separation, n=5, the expected maximum depth of investigation would be in the order of 100 meters; again, this is a "conservative" figure. Some of the discrete anomalous zones show patterns that indicate that the causative geologic bodies are tabular in shape. These zones are shown by the designation "T." Those that show a very good tabular-body pattern are shown by "T*".

Anomalous areas indicate more-widespread responses that, at some locations, could be due to a number of discrete anomalous zones that are close enough together so that their chargeability patterns merge and thereby prevent delineation of the individual zones. At other locations, however, it has been possible to define discrete anomalous zones within the larger anomalous areas. A more straightforward and direct geologic possibility is that the anomalous areas simply reflect widespread sulfide mineralization.

                                       2
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AREA 1
------
There is some question as to the ground location of Line 5500. On the INTERPRETATION MAP, the line has been located with respect to the survey grid. The determination of the actual location of the line should be made by project personnel more familiar with the situation.

Various discrete anomalous zones can be connected, because of their locations and patterns, to form northerly - trending anomalous bands. These bands comprise two sub-areas, one on the east and the second on the west.

Other than the two-line responses at Line 5300-Line 5400 and at Line 5750-Line 5900, the eastern sub-area is comprised of a single anomalous band. Offsets in the location of this band suggest faulting.

At the western sub-area, anomalous areas are present on the west ends of Line 5300 and Line 5400. Similar responses are not present to the north on Line 5200 nor to the south on Line 5500. This indicates that the source of the anomalous area is an easterly-trending geologic body located between Line 5300 and Line 5400. This would seem to be at variance with the known geology in the project area.

In addition to the survey lines shown on the INTERPRETATION MAP, data were also obtained along three northerly-trending survey lines along grid locations 5200, 5400 and 5600. These lines are essentially parallel to the northerly-trending anomalous bands. Since any anomalous response would likely be from one of the bands, the data are not uniquely diagnostic and the northerly-trending survey lines are not shown on the INTERPRETATION MAP.

AREA 2
------
Anomalous conditions result in two sub-areas, one on the east and the second on the west. On the east, northerly-trending anomalous band extends from Line 7300 to Line 7600. The remainder of this sub-area is made up of the anomalous areas from Line 7100 to Line 7700. Within these anomalous areas are a number of discrete anomalous zones including the anomalous band from Line 7100 to Line 7400. In addition, anomalous chargeability values are present on the eastern ends of the data sets on Line 7300 and Line 7400, and are shown as discrete anomalous zones with the anomalies still open to the east.

In the sub-area on the west, anomalous areas are present from Line 7500 to Line 7900 and all are still open to the west.


                                       3
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                           CONCLUSIONS/RECOMMENDATIONS

An aggressive approach was taken in working with the induced polarization data. Only those anomalies that showed continuity and pattern on adjacent survey lines were considered valid. Discrete anomalous zones, located within one dipole length of 50 meters, comprise northerly-trending anomalous bands. Also, larger anomalous areas are present. They could reflect either the effect from a number of discrete anomalous zones that are enough together so that their chargeability patterns merge or, more geologically simple, widespread sulfide mineralization.

Any drilling done to test the geophysical anomalies should certainly consider the known geology. The holes should be on the survey lines where the anomalies are best located. A number of responses suggest that the causative geologic bodies are tabular in shape. Therefore, the drilling should consist of angle holes and, if necessary, a fence of holes may be needed to properly test any given response.





                               INTERPRETATION MAP

                                      [MAP]


                                       4